[Translation]

                                                                  March 25, 2008

To Whom It May Concern:

                               Company Name:  Hino Motors, Ltd.
                               Name and Title of Representative:
                                  Shoji Kondo, President
                               (Code Number: 7205
                                  The first sections of the Tokyo Stock Exchange
                                     and the Nagoya Stock Exchange)
                               Name and Title of Contact Person:
                                  Toshihisa Sakaki
                                  General Manager, Corporate Communications
                                     Department, Corporate Planning Division
                               Telephone Number: 03-5419-9320
                               (The Parent Company of Hino Motors, Ltd.)
                               Company Name:  Toyota Motor Corporation
                               Name and Title of Representative:
                                  Katsuaki Watanabe, President
                               (Code Number: 7203
                                  Securities exchanges throughout Japan)


        Notice Concerning Amendments to the Business Projections for the
        ----------------------------------------------------------------
                                Fiscal Year 2008
                                ----------------

Based on recent business performance of Hino Motors, Ltd. (the "Company"), we hereby announce the following amendments to the business projections previously disclosed on October 31, 2007, upon the announcement of the financial statements for the first half of the Fiscal Year 2008, for the Fiscal Year 2008 (from April 1, 2007 to March 31, 2008), as follows:

1. Amendments to the prospective figures for the consolidated business performance for Fiscal Year 2008 (from April 1, 2007 to March 31, 2008).

                                                       (In millions of yen)
    -------------------------------- ------------ --------- -------- ----------
                                          Net     Operating Ordinary   Net
                                       revenues    income    income   income
    -------------------------------- ------------ --------- -------- ----------
    Previous projections (A)            1,340,000   44,000   40,000    22,000
    -------------------------------- ------------ --------- -------- ----------
    New projections (B)                 1,360,000   46,000   40,000    22,000
    -------------------------------- ------------ --------- -------- ----------
    Amount changed                         20,000    2,000        -         -
    (B - A)
    -------------------------------- ------------ --------- -------- ----------
    % of change                              1.5%     4.5%       -%        -%
    -------------------------------- ------------ --------- -------- ----------
    (Reference)
    Actual results                      1,287,668   36,701   36,841    20,059
    for the Fiscal Year 2007
    -------------------------------- ------------ --------- -------- ----------

2. Amendments to the prospective figures for the non-consolidated business performance for Fiscal Year 2008 (from April 1, 2007 to March 31, 2008)

                                                       (In millions of yen)
    -------------------------------- ------------ --------- -------- ----------
                                          Net     Operating Ordinary   Net
                                       revenues    income    income   income
    -------------------------------- ------------ --------- -------- ----------
    Previous projections (A)            1,000,000   27,000   29,000    18,000
    -------------------------------- ------------ --------- -------- ----------
    New projections (B)                 1,030,000   30,000   29,000     4,500
    -------------------------------- ------------ --------- -------- ----------
    Amount changed                         30,000    3,000        -   -13,500
    (B - A)
    -------------------------------- ------------ --------- -------- ----------
    % of change                              3.0%    11.1%       -%    -75.0%
    -------------------------------- ------------ --------- -------- ----------
    (Reference)
    Actual results                        976,683   25,910   28,658    16,501
    for the Fiscal Year 2007
    -------------------------------- ------------ --------- -------- ----------

3.  Reasons for the Amendments

    Among the figures for the consolidated business performance for Fiscal Year 2008, net revenues and operating income are expected to increase from the previously announced projected figures, due to factors such as an increase in overseas sales, including in Indonesia, Vietnam and Latin America. The figures for ordinary income and net income are expected to be as announced previously, since non-operating expenses may increase due to the impact of currency exchange losses from the rising yen.

    As for the non-consolidated business performance, the figures for net revenues and operating income are expected to increase from the previously announced projected figure for the same reasons as those for the amendments to the consolidated business performance stated above. Moreover, for the same reasons as for the consolidated figures, the figure for ordinary income is expected to be as announced previously. The figure for net income is expected to fall below the previously announced projected figure reflecting the impairment loss of the stock in a U.S. subsidiary whose financial position deteriorated. This deterioration was caused by the rapid decrease of the subsidiary's sales volume in the United States due to the impact of the U.S. market slump.


    (Note) The prospective figures for the business performance stated above are based upon information that is currently in the Company's possession and upon certain premises that the Company deems reasonable. The Company's actual future performance or other similar results could differ materially from those discussed above, due to various factors.